UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*
GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.
(Name of Issuer)

Common shares, no par value (each a “Common Share”), including Common Shares underlying (i) units, each composed of one Common Share and one preferred share, no par value (each a “Unit”) and (ii) American Depositary Shares, each representing two Units (each an “ADS”)
(Title of Class of Securities)
Not applicable**
(CUSIP Number)

BRGETTACNOR4***
(ISIN Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐    Rule 13d-1(b)
☐    Rule 13d-1(c)
☒    Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
** There is no CUSIP number assigned to the Common Shares or to the Units. The CUSIP number of the ADSs is 37428A103.
*** The ISIN number of the Units is BRGETTCDAM17. The ISIN number of the ADSs is US37428A1034.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A* ISIN No. BRGETTACNOR4*

1	NAMES OF REPORTING PERSONS Banco Santander, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 860,042,626(1)
	6	SHARED VOTING POWER NONE
	7	SOLE DISPOSITIVE POWER 860,042,626(1)
	8	SHARED DISPOSITIVE POWER NONE
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 860,042,626(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 90.46(1)(2)%
12	TYPE OF REPORTING PERSON (See Instructions) FI
* See cover page and Item 2(e) for CUSIP and ISIN information regarding the Units and ADSs.
(1)Includes Common Shares and Common Shares underlying Units and ADSs held by Banco Santander, S.A. directly and indirectly through its subsidiary PagoNxt Merchant Solutions, S.L as of December 31, 2021. This figure does not include 818,376,771 preferred shares, no par value, of Getnet Adquirência e Serviços para Meios de Pagamento S.A. (the “Preferred Shares”) held indirectly by Banco Santander, S.A. through its subsidiary PagoNxt Merchant Solutions, S.L. as of December 31, 2021. The Preferred Shares do not grant voting rights in the issuer's shareholders' general meetings, except as related to certain limited matters.
(2)Percentage calculated based upon the total number of Common Shares, including Common Shares underlying Units and ADSs, as of December 31, 2021.

Item 1(a). Name of Issuer:
Getnet Adquirência e Serviços para Meios de Pagamento S.A.
Item 1(b). Address of Issuer’s Principal Executive Offices:
Avenida Presidente Juscelino Kubitschek, No. 2,041 - cj 121,
Bloco A, Cond. WTORRE JK, Vila Nova Conceição,
CEP 04543-011, São Paulo,
State of São Paulo
Federative Republic of Brazil

Item 2(a). Name of Person Filing:
Banco Santander, S.A.
Banco Santander, S.A. holds the Common Shares and the Common Shares underlying the Units and ADSs directly and indirectly through its subsidiary PagoNxt Merchant Solutions, S.L.
Item 2(b). Address of Principal Business Office or, if none, Residence:
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid), Spain
Item 2(c). Citizenship:
Spanish
Item 2(d). Title of Class of Securities:
Common Shares, no par value, including Common Shares underlying (i) Units, each composed of one Common Share and one Preferred Share and (ii) ADSs, each representing two Units.
Item 2(e). CUSIP Number:
There is no CUSIP number assigned to the Common Shares or to the Units. The CUSIP number of the ADSs is 37428A103.
The ISIN Number of the Common Shares is BRGETTACNOR4. The ISIN number of the Units is BRGETTCDAM17. The ISIN number of the ADSs is US37428A1034.
Item 3. Filing Pursuant to Rule 240.13d-1(b) or 240.13.d-2(b) or (c).
Not Applicable
Item 4. Ownership.
All of the following amounts are as of December 31, 2021 and include Common Shares and Common Shares underlying Units and ADSs held by Banco Santander, S.A. directly and indirectly through its subsidiary PagoNxt Merchant Solutions, S.L as of December 31, 2021. The following amounts do not include 818,376,771 Preferred Shares (representing 89.34% of the aggregate number of Preferred Shares) held indirectly by Banco Santander, S.A. through its subsidiary PagoNxt Merchant Solutions, S.L. as of December 31, 2021. The Preferred Shares do not grant voting rights in the issuer's shareholders' general meetings, except as related to certain limited matters.
(a)    Amount of securities beneficially owned:
860,042,626
(b)    Percent of class:
90.46% (calculated based upon the total number of Common Shares, including Common Shares underlying Units and ADSs, as of December 31, 2021)

(c)    Number of shares as to which the person has:
(i)    Sole power to vote or to direct the vote: 860,042,626
(ii)    Shared power to vote or to direct the vote: None
(iii)    Sole power to dispose or to direct the disposition of: 860,042,626
(iv)    Shared power to dispose or to direct the disposition of: None
Item 5. Ownership of Five Percent or Less of a Class.
Not Applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Banco Santander, S.A. holds the Common Shares and the Common Shares underlying the Units and ADSs directly and indirectly through its subsidiary PagoNxt Merchant Solutions, S.L.
Item 8. Identification and Classification of Members of the Group.
Not Applicable
Item 9. Notice of Dissolution of Group.
Not Applicable
Item 10. Certifications.
Not Applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BANCO SANTANDER, S.A.
Date:	February 11, 2022	By:	/s/ José Galiana
			Name:	José Galiana
			Title:	Deputy Chief Accounting Officer